This Statement confirms that the undersigned, Ronald A. Mitsch, has authorized and designated Martin J. Garvin to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned my be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities and Material Sciences Corporation. The authority of Martin J. Garvin under this statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Material Sciences Corporation, unless earlier revoked in writing. The undersigned acknowledges that Martin J. Garvin is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934. A signed copy of this document is on file at the corporate offices of Maerial Sciences Corporation.